Filed by Virgin Media Inc.
Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a- 6 of the Securities Exchange Act of 1934 Subject Company: Virgin Media Inc.
Commission File No.: 000-50886

15 May, 2013

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Dear «First_Name»

Equity Awards over Virgin Media Stock — 2010 LTIP Modified Restricted Stock Units

This letter details the way in which your vested modified restricted stock units over Virgin Media Inc. stock granted under the 2010 LTIP (“2010 LTIP RSUs”) will be affected by the planned merger with Liberty Global, Inc.

The Merger Agreement between Virgin Media Inc. and Liberty Global Inc. provides for any 2010 LTIP RSUs that remain unexercised on completion of the merger to be exchanged for $17.50 cash, 0.2582 of a Liberty Global plc Class A share, and 0.1928 of a Liberty Global plc Class C share (“the Merger Consideration”) for each Virgin Media Inc. share comprised in your 2010 LTIP RSUs.

As a result, any of your 2010 LTIP RSUs which remain unexercised on the date the merger is completed will be exercised, as an award over Virgin Media Inc. shares, on that day. This is a taxable event and will create an income tax and National Insurance withholding requirement and the Company will fulfil this by net issuing your gain in shares and retaining a number of shares in order to cover the income tax and National Insurance withholding liability.

Your net Virgin Media Inc. shares will be transferred to your brokerage account prior to the merger completing and will be exchanged for the Merger Consideration. You will be able to trade the Liberty Global plc shares you receive following the completion of the merger, subject to normal trading restrictions.

If you do not have a brokerage account please contact Gill James to arrange for an account to be set up with Morgan Stanley, or to inform her of the alternate account details into which the shares should be transferred.

The current trading window is expected to remain open until the close of business on 24th May 2013 and if you exercise your 2010 LTIP RSUs in full prior to this date then the process outlined above will not apply.

For more information on your outstanding awards please access your Shareworks account at www.solium.com and use your participant log in details. If you have not yet activated your Shareworks account, or want to exercise your remaining 2010 LTIP RSUs during the current trading window please contact Gill James, Company Secretary on 07775 576306.

If you have any further questions relating to any aspect of your equity awards please email reward@virginmedia.co.uk. Please note that there may be tax consequences related to the conversion of your awards as a result of the merger, and we cannot give financial, investment or tax advice and you should speak to a professional advisor for any advice regarding the tax consequences of your awards as a result of the merger or your exercise of your awards.

Yours sincerely

/s/ Graham Liggat
Graham Liggat
Director, Reward

This document constitutes part of a prospectus covering securities that have been registered under the U.S. Securities Act of 1933, as amended.

Liberty Global Corporation Limited, a company that has been established in connection with the transaction, has filed a registration statement on Form S-4 (Registration No. 333-187100) with the Securities and Exchange Commission (SEC) which the SEC declared effective on May 1, 2013 and which includes a definitive joint proxy statement of Virgin Media and Liberty Global and constitutes a prospectus of Liberty Global Corporation Limited. VIRGIN MEDIA STOCKHOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) BECAUSE IT CONTAINS IMPORTANT INFORMATION. The definitive joint proxy statement/prospectus has been sent to security holders of Virgin Media and Liberty Global seeking their approval of the proposed transaction. Investors may obtain a free copy of the definitive joint proxy statement/prospectus, and other relevant documents filed by Liberty Global Corporation Limited, Liberty Global and Virgin Media with the SEC at the SEC’s web site at http://www.sec.gov. The definitive joint proxy statement, and such other documents filed by Virgin Media with the SEC may also be obtained for free from the Investor Relations section of Virgin Media’s web site (www.virginmedia.com) or by directing a request to Virgin Media Inc., 65 Bleecker Street, 6th Floor, New York, New York 10012, Attention: Investor Relations. Copies of documents filed by Liberty Global and/or Liberty Global Corporation Limited with the SEC may also be obtained for free from the Investor Relations section of Liberty Global’s web site (www.lgi.com) or by directing a request to Liberty Global, 12300 Liberty Boulevard, Englewood, Colorado 80112, Attention: Investor Relations.